CELCUITY INC.

16305 36th Avenue N., Suite 100

Minneapolis, MN 55446

(763) 392-0123

January 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Dorrie Yale

Re:	Celcuity Inc.
Registration Statement on Form S-3
File Number: 333-269090

Dear Ms. Yale:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Celcuity Inc. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on January 11, 2023, or as soon thereafter as possible.

Sincerely,

CELCUITY INC.

By:	/s/ Brian F. Sullivan
Brian F. Sullivan
Chief Executive Officer